P.E.
3-1-02

02020909

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED
MAR 08 2002
365

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-30868

For the Months of February and March, 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: March 8, 2002

By: [signature]
Koichi Suzuki
President

EXHIBIT 1

CROSSWAVE
COMMUNICATIONS

For Immediate Release

SMBC Accepts Mandate from Crosswave to Arrange JPY 20 billion Financing

TOKYO, February 28, 2002 – Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) today announced that it gave Sumitomo Mitsui Banking Corporation ("SMBC"), one of Japan's leading banks, the mandate to act as a bank loan arranger for Crosswave's JPY 20 billion (approximately US$ 149million*) financing. SMBC has accepted the mandate.

SMBC has already begun working on the contemplated financing, including analysis of Crosswave's business model and consideration of various loan structures, and has already provided Crosswave with a letter of intent. With SMBC's acceptance of the mandate, Crosswave's financing negotiations advances to the stage of adjusting the specific terms in detail, and Crosswave hopes to reach a final loan agreement in the near term. In addition, The Sumitomo Trust & Banking Co., Ltd. has made a written promise to be involved in this financing. UFJ Bank Limited and Fuji Bank, Limited have also expressed their interests in contributing to the financing.

"SMBC has been one of main banks of our largest shareholder, Internet Initiative Japan ("IIJ") since its inception, and has established a strategic relations with IIJ over the years," said Yasuharu Fushimi, CFO of Crosswave. "We see this demonstrates their confidence in our business model and of our growth prospects. We believe this financing will be sufficient to implement the future network deployment as currently planned."

* U.S. dollar amounts are translated using the rate of $1=JPY134.63, noon buying rate of February 27, 2002 as certified by the Federal Reserve Bank of New York, for the convenience of readers outside Japan.

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release, including as to our expected capital requirements for future network deployment, contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

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EXHIBIT 2

CROSSWAVE
COMMUNICATIONS

For Immediate Release

Crosswave to Add an Access Point in Okinawa

TOKYO, March 1, 2002 - Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) today announced that the company has added an access point and started operation in Naha City, Okinawa Prefecture of Japan as of March 1, 2002. By interconnecting with Okinawa Telecommunication Network Co., Inc (OTNet), the new access point will be utilized in offering the Company's High-speed Backbone Service and Wide-area Ethernet Platform Service in this area.

"Okinawa is a prefecture working quite actively to become an information communications hub in Asia," said Akio Onishi, CEO of Crosswave. "By offering our service in this area, we continue to promote the growth of broadband in Japan."

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

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